                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


 (Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
[_] Form N-SAR

     For Period Ended:       September 30, 1998
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:       N/A
                                     -------------------------------------------
================================================================================

 Read attached Instructions sheet before preparing form. Please print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

BioLase Technology, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

981 Calle Amanecer
--------------------------------------------------------------------------------
City, State and Zip Code

San Clemente, CA  92673
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]    (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof,
    |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

          The Company has not completed the compilation of all necessary financial data and has not had the opportunity to have the data examined in final form by its independent accountants. Accordingly, the Company is unable to timely file its Quarterly Report on Form 10-Q without unreasonable effort and expense.

          The Company anticipates the filing of its Report to occur no later than Monday, November 23, 1998, in accordance with the extension period specified within Rule 12b-25, section (b)(2)(ii) of the Regulations under the Securities Exchange Act of 1934.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Stephen R. Tartamella                949      361-1200, extension 111
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                           BioLase Technology, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      November 17, 1998           By  /s/ Stephen R. Tartamella
    ----------------------------------    --------------------------------------
                                          Stephen R. Tartamella, Chief Financial
                                          Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             GENERAL INSTRUCTIONS

           1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

           3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

           4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                       EXHIBIT A
                                                                       ---------


     As a result of the Company's decision to defer deliveries of its Millennium laser-based HydroKinetic system to its German distributor until completion of the partial redesign of the system's handpiece and, due to the delay of the Company receiving Food and Drug Administration clearance in October, 1998 to market the Millennium domestically, for certain dental hard-tissue applications, sales for the three months ended September 30, 1998 are expected to be significantly lower than those reported for the comparable period in 1997.

     The Company expects the net loss for the three months ended September 30, 1998 to increase significantly over that reported for the comparable period in 1997 due to reduced sales coupled with a one-time non-cash charge of approximately $5,000,000 in connection with the acquisition of in-process research and development efforts acquired from Laser Skin Toner, Inc., a Missouri corporation, on July 2, 1998.